SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 14th, 2017

DATE, TIME AND PLACE: June 14th, 2017, at 9.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker; Elisabetta Colacchia; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the independence statement of the external auditors of the Company; (4) To acknowledge on the assets sale project status (towers) of the subsidiaries of the Company; (5) To resolve on  the study of corporate reorganization; (6) To resolve on the proposal of new corporate governance rules; (7) To resolve on the proposal of vote regarding the changes of the Regulamento do Novo Mercado; (8) To resolve on the proposal of the statutory officers financial limits; (9) To resolve on the agreement for the supply of services between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Telecom Italia S.p.A.; and (10) To resolve on agreements for the supply of goods and/or services between the subsidiaries of the Company, TIM Celular S.A. and/or Intelig Telecomunicações Ltda., and Italtel do Brasil Ltda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on June 13th,  2017, in accordance with the report presented by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on May 11th, May 30th and June 13th, 2017, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(3) Acknowledged on the Independence Statement provided by BDO RCS Auditores independentes S.S., independent auditors of the Company, for the fiscal year ended on December 31st, 2016, in accordance with the Brazilian Accounting Standard (NBC) TA 260 (R2) – Communication with those Charged with Governance, and the Independence Statement provided by PricewaterhouseCoopers (“PwC”), independent auditors of the subsidiaries of the Company, for the fiscal year ended on December 31st, 2016, in accordance with the 3526 Rule of the Public Company Accounting Oversight Board – PCAOB, regarding the obligation to declare the independence of PwC in relation to the Company and its administration.

(4) Acknowledged on the assets sale project status (towers) owned by the subsidiaries of the Company, in accordance with the material which is filed at the Company's head offices.

(5) After a preliminary presentation related to the possibility of reorganizing the corporate structure of the Company’s controlled companies, in order to capture operational and financial optimizations, the members of the Board of Directors authorize the Company’s administration to proceed with internal studies and to hire external consultants, if necessary, to assess the feasibility of the initiative and the conditions for its implementation.

(6) Approved the proposal for the new corporate governance rules of the Company and its subsidiaries, in accordance with the material which is filed at the Company's head offices.

(7) Approved the proposal of vote regarding the changes of the Regulamento do Novo Mercado, in accordance with the material which is filed at the Company's head offices.

(8) The resolution regarding this item of the agenda was postponed to a future meeting of this Board, on a date to be defined.

(9) Approved the execution of the agreement for the supply of roaming services in ships, to be entered into between the subsidiary of the Company, TIM Celular S.A., and Telecom Italia S.p.A., effective from April, 2017 to March, 2018, in the amount of R$ 185,307.00 (one hundred and eighty-five thousand, three hundred and seven Reais), considering the Statutory Audit Committee’s favorable opinion, at its meeting held on May 11th, 2017.

(10) Approved the supply of services and goods to be entered into between the subsidiaries of the Company, TIM Celular S.A. and/or Intelig Telecomunicações Ltda., and Italtel Brasil Ltda., regarding the following agreements: (i) the platform implementation services responsible for the control of business rules, policies of use, services information, status and user data package, effective from June, 2016 to July, 2019, in the amount of R$23,298,151.00 (twenty three million, two hundred and ninety-eight thousand, one hundred and one Reais), for the second and third years of  the agreement, considering the Statutory Audit Committee’s favorable opinion, at its meeting held on May 10th, 2016;  (ii) provision of technical assistance and hardware repair services, effective from July, 2016 to June, 2017, in the amount of up to R$31,479,564.00 (thirty-one million, four hundred and seventy-nine thousand, five hundred and sixty-four Reais), for the second and third years of the agreement, considering the Statutory Audit Committee’s favorable opinion, at its meeting held on May 10th, 2016;  (iii) the implementation of new DWDM long distance routes, for the data and voice traffic support in the North and Northeast regions of Brazil, effective from June, 2017 to May, 2018, in the amount of up to R$8,755,978.00 (eight million, seven hundred and fifty-five thousand, nine hundred and seventy-eight Reais), considering the Statutory Audit Committee’s favorable opinion, at its meeting held on June 13th, 2017; (iv) the expansion of the DNS on Core EPC TIM, effective from June, 2017 to December, 2017, in the amount of up to R$1,043,383.50 (one million, forty-three thousand, three hundred and eighty-three Reais and fifty cents), considering the Statutory Audit Committee’s favorable opinion, at its meeting held on June 13th, 2017; and (v) the supply of services of route migration, connected clients, decommissioning and development of software, effective from June 2017, to December, 2017, in the amount of up to R$493,043.00 (four hundred and ninety-three thousand and forty-three Reais), considering the Statutory Audit Committee’s favorable opinion, at its meeting held on June 13th, 2017.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker; Elisabetta Colacchia; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 14th, 2017.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 14, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.